UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-38064

COSCIENS Biopharma Inc.

(Exact name of registrant as specified in its charter)

c/o Borden Ladner Gervais, LLP, 22 Adelaide Street West, Suite 3400, Toronto ON M5H 4E3

(843) 900-3223

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 153

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 6, 2026

COSCIENS Biopharma Inc.

	By:	/s/ Giuliano La Fratta .
	Name:	Giuliano La Fratta
	Title:	Chief Financial Officer